October 1, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Perrigo Company Limited
Amendment No. 1 to Registration Statement on Form S-4
Filed September 13, 2013
File No. 333-190859

Ladies and Gentlemen:

This letter responds to the letter, dated September 26, 2013, to Todd W. Kingma, Esq., Executive Vice President, General Counsel and Secretary of Perrigo Company, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amendment to the registration statement on Form S-4 (the “Registration Statement”) filed with the Commission on September 13, 2013 by Perrigo Company Limited (“Perrigo” or the “Company”). Perrigo is delivering with this letter 5 courtesy copies of Amendment No. 3 to the Form S-4, filed on the date hereof (“Amendment No. 3”), marked to show the revisions Perrigo has made in response to the Staff’s comments, as well as certain other changes to the Registration Statement. For your convenience, we have reproduced the Staff’s comments below and provided a response below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in Amendment No. 1.

1.

We note your response to our prior comment 1. However, we also note that the fairness opinions provided by Barclays, Citigroup and Morgan Stanley, as included in Annexes E, F and G, as well as the related disclosure in the registration statement appearing at pages 77, 83, and 97, continue to include inappropriate disclaimers with respect to the fairness opinions provided. In particular, the Barclays opinion and related disclosure states that Barclays assumed no responsibility for and expressed no view as to any projections or estimates or the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the opinion. Similarly, the Citigroup and Morgan Stanley opinions and related disclosure state that the financial advisors assume or accept

Securities and Exchange Commission

“no responsibility to any persons other than the Elan board of directors” with respect to the contents or issuance of the fairness opinion. This language represents an inappropriate limitation on reliance in the fairness opinions provided. Please revise the fairness opinions and accompanying disclosure in the registration statement to delete the specific disclaimers and limitations cited above.

Response:

In Amendment No. 3, the disclosure has been revised on pages 78, 84 and 98 and in the opinions included as Annexes E, F and G as requested by the Staff.

In addition to the above response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff’s declaring the filing effective does not relieve the Company of this responsibility;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4000 or veeraraghavank@sullcrom.com or Matthew G. Hurd at (212) 558-4000 or hurdm@sullcrom.com.

Very truly yours,

/s/ Krishna Veeraraghavan
Krishna Veeraraghavan

cc:	Todd W. Kingma
(Perrigo Company)

Christopher T. Cox
Gregory P. Patti, Jr.
(Cadwalader, Wickersham & Taft LLP)

Matthew G. Hurd
(Sullivan & Cromwell LLP)